HANSA CORPORATION

810, 540-5TH Avenue SW, Calgary, Alberta, T2P 0M2

02028020

SUPPL

RECEIVED MAR 2 1 ... 335

March 6, 2002

US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

Dear Sirs:

Re: Exemption No. 82-1258
<u>Insider Report</u>

Enclosed herewith please find duly executed Insider Reports for Hansa Corporation, dated March 6, 2002.

Yours truly,

Hansa Corporation

Ashlea Young,
Administrative Assistant

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Enclosures (3)

dw 3/29

INSIDER REPORT
(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 2 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-049. In Alberta, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Information Officer at (403) 297-4239 or write the Information Officer, 4th Floor, 300-5th Avenue SW, Calgary, AB T2P 3C4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

HANSA CORPORATION

BOX 2. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: WHITTINGHAM
Given names: Thomas W.
No., Street, Apt: 164-3335 42nd St NW
City: Calgary
Prov.: AB Postal code: T3A 2Y2
Business telephone number: 403 - 288 - 6066
Business fax number: ___ - ___ - ___
Change in name, address or telephone number from last report: ☐ Yes ☒ No

BOX 3. INSIDER DATA

Relationship(s) to reporting issuer: 4
Change in relationship from last report: ☐ Yes ☒ No
Date of last report filed (Day Month Year): 22 06 01
or if initial report, date on which you became an insider (Day Month Year): ___

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ Alberta
☒ British Columbia
☐ Federal
☐ Bank Act
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ Manitoba
☐ Newfoundland
☐ Nova Scotia
☐ Ontario
☐ Quebec
☐ Saskatchewan
☒ United States
☐ Nasdaq
☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day Month Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ U.S.	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or the person or company over which control or direction is exercised
Common	2000							2000	D	
Options Common	0	09 02 02	50	20,000		0.15		20,000	D	

BOX 6. REMARKS

Attachment ☐ Yes ☐ No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

Correspondence ☒ English ☐ French

Keep a copy for your file

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

Name (block letters): THOMAS W. WHITTINGHAM
Signature: [signature]
Date of the report (Day Month Year): 06 03 02

FTN 2002 Rev. 96/12/12, HB — 104 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 286 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-049. In Alberta, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Information Officer at (403) 297-4239 or write the Information Officer, 4th Floor, 300-5th Avenue SW, Calgary, AB T2P 3C4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

HANSA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 22 06 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: WHITTINGHAM

GIVEN NAMES: Thomas W.

NO. / STREET / APT: 164-3335 42nd St. NW

CITY: Calgary

PROV.: AB POSTAL CODE: T3A 2Y2

BUSINESS TELEPHONE NUMBER: 403 - 288 - 6066

BUSINESS FAX NUMBER:

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCLA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☒ UNITED STATES
☐ NASDAQ
☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	2000		[illegible]					2000	D1	
Options Common	0	09 02 02	50	20,000		0.15		20,000	D1	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): THOMAS W. WHITTINGHAM

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 06 03 02

TM 2008 Rev. [illegible] VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CSCA Op information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 8(2) of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-049. In Alberta, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Information Officer at (403) 297-4131 or write the Information Officer, 4th Floor, 300-5th Avenue SW, Calgary, AB T2P 3C4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

HANSA CORPORATION

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 4

Change in relationship from last report: ☐ Yes ☒ No

Date of last report filed (Day / Month / Year): 22 06 01

or, if initial report, date on which you became an insider: (blank)

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: WHITTINGHAM

Given names: Thomas W.

No. / Street / Apt: 164-3335 42nd St NW

City: Calgary

Prov.: AB Postal code: T3A 2Y2

Business telephone number: 403 - 288 - 6066

Business fax number: (blank)

Change in name, address or telephone number from last report: ☐ Yes ☒ No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ Alberta
☒ British Columbia
☐ Federal
☐ Bank Act ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA
☐ Manitoba
☐ Newfoundland
☐ Nova Scotia
☐ Ontario
☐ Quebec
☐ Saskatchewan
☒ United States
☐ NASDAQ ☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day Month Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ U.S.	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or the person or company exercising control or direction
Common	2000							2000	1	
Options Common	0	09 02 02	50	20,000		0.15		20,000	1	

Attachment ☐ Yes ☐ No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

Correspondence ☒ English ☐ French

Keep a copy for your file

TM 2926 Rev. 95.12.21 ... VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

Name (block letters): THOMAS W. WHITTINGHAM

Signature: [signature]

Date of the report (Day Month Year): 060302